Filed by Citigroup Inc.

Pursuant to Rule 425 Under

the Securities Act of 1933

Subject to Company: Nikko Cordial Corporation

Commission File No.: 1-9924

October 2, 2007

Nikko Cordial Corporation

Resolution on the schedule for an extraordinary general meeting of shareholders and the record date for convocation of such meeting

The Board of Directors of Nikko Cordial Corporation has approved a resolution on the schedule for an extraordinary general meeting of shareholders and the record date for convocation of such meeting as follows.

1.	Extraordinary general meeting of shareholders
(1)	Date:	Wednesday, December 19, 2007 at 10 a.m.
(2)	Place:	The Prince Park Tower Tokyo at 8-1, Shiba Koen 4-chome
Minato-Ku, Tokyo, Japan

2.	Record date for the extraordinary general meeting of shareholders

October 31, 2007 (Wednesday) has been set as the record date for purposes of identifying shareholders who will have right to vote at the extraordinary general meeting of shareholders scheduled for December 19, 2007 (Wednesday). Thus, shareholders who are registered on the list of shareholders (including the beneficial shareholders) on October 31, 2007 (Wednesday) shall have the right to vote at the above mentioned extraordinary general meeting of shareholders.

(1) Record Date:	Wednesday, October 31, 2007
(2) Date of Public Notice:	Tuesday, October 16, 2007
(3) Method of Public Notice:	Electronic (on our web site as follows)
http://www.nikko.jp/kokoku.html

You will be informed of the agenda items as soon as they are fixed.

Important notice

This notice is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding this Share Exchange. In connection with the Share Exchange, Citigroup will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to carefully read the prospectus included within the registration statement when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220.

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.

2